UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

______________

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

 (Full title of the plan)

_______________

PrivateBancorp, Inc.
70 West Madison Street
Chicago, Illinois 60602
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006.

(b)Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006, respectively, are hereby incorporated by reference to the Registration Statements on Form S-8 filed by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (File No. 333-132509) with the Securities and Exchange Commission on March 17, 2006, and the PrivateBancorp, Inc. Savings and Retirement Plan (File No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

PRIVATEBANCORP, INC.

SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

 DECEMBER 31, 2007 AND 2006

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee Chairman

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

We have audited the accompanying statements of net assets available for benefits of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Mayer Hoffman McCann P.C.

Chicago, Illinois

June 17, 2008

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value:
Principal Life Insurance Company pooled-
separate accounts	$12,056,936	$9,819,493
American Funds registered investment
companies	3,042,265	2,337,219
Dodge & Cox registered investment company	3,217,319	1,739,395
Dreyfus registered investment company	627,282	-
ING registered investment company	52,108	-
Pioneer investment company	148,248	-
PrivateBancorp, Inc. common stock	9,317,993	10,679,983
Common/collective trust	-	542,455
Guaranteed interest account, Principal Life Insurance Company	58,038	-
Participant loan fund	434,223	375,046

	28,954,412	25,493,591
Receivables:
Participants’ contributions	-	875

Net assets reflecting all investments at fair value	28,954,412	25,494,466

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	-	8,610

NET ASSETS AVAILABLE FOR BENEFITS	$28,954,412	$25,503,076

See Notes to Financial Statements

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS
Contributions from employer	$886,850	$667,494
Contributions from participants	3,069,422	2,334,359
Rollovers	1,163,791	1,048,521
Interest income	36,163	20,817
Dividend income	81,761	60,938
Net realized and unrealized gains (losses) of
PrivateBancorp, Inc. stock	(2,220,239)	1,456,426
Net realized and unrealized gains in fair
value of common/collective trust	6,257	17,507
Net realized and unrealized gains in fair
value of registered investment
companies	150,471	379,543
Net realized and unrealized gains in fair
value of pooled-separate accounts	532,049	1,075,968
Miscellaneous income	362	-
Transfer of assets from plan merger	1,127,507	3,286,231

TOTAL ADDITIONS	4,834,394	10,347,804

DEDUCTIONS
Withdrawals by participants	(1,314,414)	(887,871)
Administrative expenses	(68,644)	(53,409)
TOTAL DEDUCTIONS	(1,383,058)	(941,280)

NET INCREASE	3,451,336	9,406,524

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,503,076	16,096,552

End of year	$28,954,412	$25,503,076

See Notes to Financial Statements

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)           Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and its subsidiaries (Lodestar Investment Counsel, LLC and The PrivateBank Securities, LLC), The PrivateBank - St. Louis, The PrivateBank Mortgage Company, LLC, The PrivateBank – Michigan and its subsidiary (The PrivateBank Michigan Mortgage Company), The PrivateBank National Association (in Wisconsin) and The PrivateBank - Georgia.  The PrivateBank and Trust Company, The PrivateBank - St. Louis, The PrivateBank Mortgage Company, LLC, The PrivateBank - Michigan, The PrivateBank National Association (in Wisconsin) and The PrivateBank - Georgia are subsidiaries of PrivateBancorp, Inc. (the “Company”).  The PrivateBank and Trust Company, The PrivateBank - St. Louis, The PrivateBank Mortgage Company, LLC, The PrivateBank -Michigan, The PrivateBank National Association (in Wisconsin) and The PrivateBank -Georgia are individually and collectively referred to as the “Subsidiary” and the “Subsidiaries.”  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2006, the Company amended and restated the Plan to reflect the addition of an employee stock ownership investment option (“ESOP”).  There are features which became available to participants due to the ESOP.  These include pass-through voting, the right to request the ESOP Company stock balance be distributed in the form of Company stock, and dividends on participants’ allocated shares of Company stock under the Plan being allowed to be paid directly to them outside the Plan or reinvested in more shares through the Plan.  As part of this amendment, effective January 1, 2007, a Roth deferral option was instituted wherein participants were given the option to defer amounts on an after-tax basis to the Plan.

During 2007, the Plan withdrew from the Principal Stable Value Fund and four additional mutual funds were added to the Plan investment options.  Principal’s Guaranteed Insurance Contract (GIC) continued to be offered as an investment to only those employees from the Piedmont Bank of Georgia 401(k) Plan who had funds in the investment at the time the Piedmont Plan merged into the Plan in mid-2007.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (“IRC”).  Subsidiary-paid cash bonuses are included in the definition of compensation.  Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans.  Subsidiary matching contributions are discretionary and based on a percentage of employee contributions. The Subsidiaries may make qualified matching contributions, corrective nonelective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants who are at least 18 years old are eligible for the employer contributions after one year of employment.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)           Description of plan (continued)

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Subsidiary’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses.  Allocations are based on employee contributions, eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions and the Subsidiary’s qualified matching contributions and corrective nonelective contributions plus actual earnings thereon.  Vesting in the Subsidiaries’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”) (maintained by an insurance carrier), mutual funds and PrivateBancorp, Inc. common stock.  Prior to the adoption of the Principal Financial Group Prototype Plan, the participants were able to direct employee contributions into PSAs, which had underlying investments of mutual funds, and PrivateBancorp, Inc. common stock.  Participants are able to transfer funds among all investment options.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan repayment terms are determined by the Subsidiaries.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate (7.25% and 8.25% as of December 31, 2007 and 2006, respectively) in effect on the loan acquisition date plus 100 basis points.  Interest rates ranged from 5.0% to 9.25% on all participant loans outstanding as of December 31, 2007.  Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death.  Payment will generally be made in a lump sum.  Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $57,948 and $51,775, respectively.  These accounts are used to reduce future employer contributions.  During the plan years ended December 31, 2007 and 2006, forfeitures in the amount of $17,458 and $0, respectively, were used to reduce employer contributions.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(2)           Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Valuation of investments - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock and mutual funds, which are stated at fair value.  The PSAs are valued based on the underlying investments (mutual funds).  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan.  Values for PrivateBancorp, Inc. common stock are based on the December 31, 2007 and 2006, closing prices.

New accounting pronouncements - In 2005, effective for financial statements for annual periods ending after December 15, 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution and Health and Welfare and Pension Plans.

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan.  In order to reflect fully benefit- responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the 2006 statement of changes in net assets available for benefits.  The contracts impacted by this FSP were sold during the year ended December 31, 2007.

Investment valuation and income recognition - Security transactions are accounted for on the date securities are purchased or sold (trade date).  Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned.  Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments.  Contributions are recognized based on payroll dates and accrued if applicable.

Concentration of credit risk - The Plan provides for various investment fund options.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(2)           Summary of significant accounting policies (continued)

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - Substantially all of the administrative expenses of the Plan are paid by the Plan sponsor.  The expenses that are paid by the Plan sponsor are not included in the statements of changes in net assets available for benefits.

(3)           Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006.  The table also presents the fair market value of the underlying assets of the PSAs.

	2007	2006

Pooled-separate accounts Contract #6-11219:
Principal Money Market Sep Acct	$1,269,169	$-
Principal Bond and Mtg.	647,432	569,006
Principal Govt & HQ Bond	676,664	498,311
Principal Lg Cp Stk Idx	1,618,910	1,585,066
Principal LifeTm Str Inc	167,756	117,358
Principal LifeTm 2010	222,160	128,888
Principal LifeTm 2020	757,690	255,796
Principal LifeTm 2030	385,371	173,202
Principal LifeTm 2040	454,490	148,735
Principal LifeTm 2050	249,845	165,955
Principal Ptr Lg-Cap Value	59	692,635
Principal Real Estate Secs	252,318	329,124
Principal Ptr Md-Cap Value	959,536	1,037,850
Principal Mid-Cap Stk Idx	629,479	441,220
Principal Ptr Md-Cap Growth	-	550,036
Principal Ptr Sm-Cap Gr II	260,098	178,233
Principal Ptr Sm-Cap Val I	571,743	774,221
Principal Sm-Cap Stk Idx	500,654	443,400
Principal Ptr International	2,433,562	1,730,457
Total pooled-separate accounts	12,056,936	9,819,493

American Funds Growth Fund of America R3	-	1,548,871
American Funds Growth Fund of America R4	2,079,960	-
Dodge & Cox stock fund	3,217,319	1,739,395
PrivateBancorp, Inc. common stock	9,317,993	10,679,983

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(3)           Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2007 and 2006, as follows:

	2007	2006
Mutual funds	$150,471	$379,543
Common/collective trust	6,257	17,507
Pooled-separate accounts	532,049	1,075,968
Common stock	(2,220,239)	1,456,426

	$(1,531,462)	$2,929,444
Interest and dividends realized on the Plan’s investments for the years ended December 31, 2007 and 2006, were $117,924 and $81,755, respectively.

(4)           Plan merger

The PrivateBank - Michigan is a subsidiary of the Company and is the sponsor of the Bloomfield Hills Bancorp, Inc. 401(k) Profit Sharing Plan (the “Michigan Plan”). On May 31, 2006, the Michigan Plan’s net assets were merged into the Plan. On June 5, 2006, the assets of the Michigan Plan were transferred into the Plan’s trust.  On the date of the transfer, the net assets of the Michigan Plan were valued at $3,286,231.

The PrivateBank - Georgia is a subsidiary of the Company and is the sponsor of the Piedmont Bank of Georgia 401(k) Plan (the “Georgia Plan”).  On June 12, 2007, the assets of the Georgia Plan were transferred to the Plan’s trust.  On the date of the transfer, the net assets of the Georgia Plan were valued at $1,127,507.

(5)	Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2007 and 2006, to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per
the financial statements	$28,954,412	$25,503,076
Less fair market value adjustment for
guaranteed interest account	(358)	-
Less adjustment for fully
benefit-responsive investment contract	-	(8,610)

Net assets available for benefits per
Schedule H of the Form 5500	$28,954,054	$25,494,466

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(5)	Reconciliation of financial statements to Schedule H of Form 5500 (continued)

The following is a reconciliation of net investment gain from common collective trusts per the financial statements for the years ended December 31, 2007 and 2006, to Form 5500:
	December 31,
	2007	2006
Net investment gain from common
collective trusts per the financial
statements	$6,257	$17,507
Adjustment for fully
benefit-responsive investment contract	8,610	(8,610)

Net investment gain from common
collective trusts per Schedule H
of the Form 5500	$14,867	$8,897

(6)           Tax status

The Internal Revenue Service (“IRS”) issued a favorable opinion letter dated July 22, 2003, for the Principal Financial Group Prototype Basic Savings Plan No. 2, which was adopted by the Plan sponsor effective July 1, 2004.  The IRS letter states that the prototype plan is acceptable under the applicable requirements of the IRC.  Although the Plan has been amended since receiving its favorable opinion letter on July 22, 2003, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

On January 22, 2007, PrivateBancorp, Inc. applied for a determination letter from the IRS regarding the initial qualification of the amended and restated Plan.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)           Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

(8)       Risks and uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(9)           Prohibited transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.

For the Plan year ended December 31, 2007, the Company did not remit certain employee contributions timely to the Plan in the amount of $28,834. The Company calculated and remitted lost earnings to the Plan participants during the 2007 Plan year.

For the Plan year ended December 31, 2006, contributions of $875 were not remitted within the required time period.  These amounts were properly recorded as a contribution receivable of the Plan and were remitted during the 2007 Plan year.

SUPPLEMENTAL SCHEDULES

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Life Insurance Company	Investment contract, pooled-separate accounts, contract #6-11219 (underlying investments are mutual funds)	(1)	$12,056,936
*	PrivateBancorp, Inc.	Common stock	(1)	9,317,993
	American Funds Growth Fund of America R4	Registered investment company	(1)	2,079,960
	American Funds American Balanced Fund R4	Registered investment company	(1)	962,305
	Dodge & Cox Stock Fund	Registered investment company	(1)	3,217,319
	Dreyfus Funds	Registered investment company	(1)	627,282
	ING	Registered investment company	(1)	52,108
	Pioneer	Registered investment company	(1)	148,248

*	Guaranteed interest account, Principal Life Insurance Company	Insurance company general fund account	(1)	58,038

*	Participant loan fund	Interest at rates from 5.00% to 9.25%	-	434,223
				$28,954,412

  *       Party-in-interest as defined by ERISA
(1)   Cost information may be omitted as the investments are participant-directed.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2007

EIN: 36-3681151
Plan Number: 001

Participant Contribution and Loan Payments Transferred	Total that Constituted Non-exempt Prohibited Transactions
Late to the Plan	Contributions Not Corrected	Contributions Corrected
$28,834	-	$28,834

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated:    June 30, 2008

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By: PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee
By:     /s/Christopher Hoste
Name: Christopher Hoste
Title:  Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.